Exhibit 2.1

AMENDMENT NO. 1

TO

PURCHASE AGREEMENT

This Amendment No. 1 to the Purchase Agreement dated as of February 12, 2020 (this “Amendment”), is entered into by and among FLAVORS HOLDINGS INC., a Delaware corporation (“Flavors Holdings”), MW HOLDINGS I LLC, a Delaware limited liability company (“MW Holdings I”), MW HOLDINGS III LLC, a Delaware limited liability company (“MW Holdings III,” and together with MW Holdings I, the “MW Holdings Entities”), MAFCO FOREIGN HOLDINGS, INC., a Delaware corporation (“Mafco Foreign Holdings,” and collectively with the MW Holdings Entities and Flavors Holdings, the “Sellers”), and Act II Global Acquisition Corp., a Cayman Islands exempted company (the “Purchaser”). Each of the Sellers and the Purchaser are herein referred to individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties have entered into a Purchase Agreement dated as of December 19, 2019 (as heretofore amended, supplemented, or modified, the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.             Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Agreement.

2.             Amendments to Recitals. The Recitals to the Agreement are hereby amended or modified as follows:

(a)             The word “and” is inserted immediately after the semicolon at the end of the sixth (6th) WHEREAS clause.

(b)             The semicolon at the end of the seventh (7th) WHEREAS clause is deleted and substituted with a period.

(c)             The eighth (8th) WHEREAS clause to the Agreement is deleted in its entirety.

3.             Amendments to Article I. Article I of the Agreement is hereby amended or modified as follows:

(a)           The following new definitions are inserted in the appropriate alphabetical order in Section 1.1 of the Agreement:

“Amendment” means that certain Amendment No. 1 to this Agreement dated as of February 12, 2020, by and among the Parties.

“Escrow Period” means the period between the date of Closing but on or prior to the fifth (5th) anniversary of Closing.

“Public Warrantholders” means the holders of outstanding Public Warrants as of the date of the Amendment.

“Purchaser Sponsor” means Act II Sponsor LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement dated as of December 19, 2019, by and among the Purchaser Sponsor, the Purchaser and the Sellers, as amended by that certain Amendment No. 1 dated as of February 12, 2020.

“Subscription Agreements” means, collectively, the subscription agreements Purchaser has entered into with certain third-party investors as of the date of the Amendment (the “PIPE Investors”), pursuant to which the PIPE Investors have committed to make a private investment of $75,000,000 in the aggregate in the form of Class A Ordinary Shares at a price of $10.00 per share (the “PIPE Investment”).

“Units” means the units of the Purchaser’s equity securities, each consisting of one Class A Ordinary Share and one-half of one Public Warrant.

“Warrant Amendment” means a proposal voted on by the Public Warrantholders in form and substance reasonably acceptable to the Purchaser and Sellers to (i) reduce, prior to Closing, the number of Class A Ordinary Shares into which all Public Warrants outstanding as of the date of the Amendment are exercisable by one half, (ii) provide for cash payments to Public Warrantholders and (iii) make any conforming amendments required in connection with the Domestication.

(b)           The following definitions are hereby deleted in their entirety:

(i)             “Secondary Trigger Event”

(ii)            “Tier 1 Threshold Price”

(iii)           “Tier 2 Threshold Price”

(c)            The following definitions in Section 1.1 of the Agreement are amended and restated in their entirety as follows:

“Base Cash Consideration” means $450,000,000; provided, however, that, immediately prior to the Closing, the Purchaser may, following good faith and reasonable best efforts to cooperate with Sellers to reduce or eliminate the necessity of such a reduction including by seeking additional funds, reduce such amount by the amount necessary, up to a maximum of $55,000,000, to permit the representation set forth in Section 4.15(d) (as amended and restated by the Amendment) to be correct as of Closing; provided, further, that, any such reduction will result in a dollar-for-dollar increase for the Purchaser Ordinary Shares Consideration.

“Escrow Agreement” means an agreement substantially in the form of the agreement attached as Annex A to the Amendment.

“Purchase Price” means (a) the Cash Consideration and (b) the Purchaser Ordinary Shares Consideration, if any.

“Purchaser Ordinary Shares Consideration” means the number of Class A Ordinary Shares equal to the quotient of (i) the sum of (A) $60,000,000 and (B) the amount, if any, by which the Base Cash Consideration is reduced by the Purchaser in accordance with the terms of the definition of “Base Cash Consideration,” divided by (ii) the lowest per share price at which Class A Ordinary Shares are sold by the Purchaser to any Person from and after the date hereof but prior to, at or in connection with the Closing.

“Trigger Event” means the earliest to occur of (i) the volume weighted-average per-share trading price of Common Stock being at or above $20.00 per share for twenty (20) trading days in any thirty (30)-trading day continuous trading period during the Escrow Period, (ii) a Change in Control, and (iii) the expiration of the Escrow Period.

(d)          The following new term and reference thereto is inserted in the appropriate alphabetical order in Section 1.2 of the Agreement:

Additional Equity Financing	Section 5.13(a)

Escrowed Sponsor Shares	Section 5.22

Public Warrants	Section 4.2

Sponsor Warrants	Section 4.2

(e)          The following terms and the references thereto in Section 1.2 of the Agreement are hereby deleted in their entirety:

Acceleration Price	Section 2.6(e)

Earnout Period	Section 2.6(a)

Earnout Shares	Section 2.6(d)

Initial Escrowed Sponsor Shares	Section 5.22

Purchaser Unit	Section 4.2

Purchaser Warrants	Section 4.2

Secondary Escrowed Sponsor Shares	Section 5.22

Tier 1 Consideration	Section 2.6(b)

Tier 2 Consideration	Section 2.6(a)

4.             Amendments to Article II. Article II of the Agreement is hereby amended or modified as follows:

(a)           Section 2.4(a)(viii) of the Agreement is hereby amended and restated in its entirety as follows:

“deliver to the Sellers a fully executed copy of the Escrow Agreement.”

(b)          Section 2.4(b)(xi) of the Agreement is hereby amended and restated in its entirety as follows:

“[Reserved];”

(c)          Section 2.6 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 2.6      [Reserved.]”

(d)          Section 2.9 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 2.9       Equitable Adjustments. In the event of any share subdivision, share capitalization, share consolidation, merger, consolidation, recapitalization, restructuring or other change in the Purchaser’s equity securities from and after the date hereof, the amounts of (i) Purchaser Ordinary Shares Consideration (if such adjustment occurs following the date hereof but prior to Closing) and (ii) the Escrowed Sponsor Shares (if such adjustment occurs following the date hereof but prior to the release of the Escrowed Sponsor Shares) in each instance, shall be equitably adjusted to reflect such changes.”

5.             Amendments to Article IV. Article IV of the Agreement is hereby amended or modified as follows:

(a)           Section 4.2 is hereby amended or modified as follows:

(i)             The first three sentences of Section 4.2 are hereby amended and restated in their entirety as follows:

“As of the date of this Agreement, the authorized share capital of the Purchaser is divided into 200,000,000 Class A ordinary shares of a par value of $0.0001 each (“Class A Ordinary Shares”), 20,000,000 Class B ordinary shares of a par value of $0.0001 each (“Class B Ordinary Shares”), and 2,000,000 preference shares of a par value of $0.0001 each. The Purchaser has issued 6,750,000 warrants to the Purchaser Sponsor, each exercisable for one Class A Ordinary Share at a price of $11.50 per share (the “Sponsor Warrants”). At the close of business on December 16, 2019: (i) 30,000,000 Class A Ordinary Shares, including those subsumed within Units, were issued and outstanding; and (ii) 15,000,000 warrants, including those subsumed within Units but excluding the Sponsor Warrants (the “Public Warrants”), each exercisable for one Class A Ordinary Share at a price of $11.50 per share, were issued and outstanding.”

(ii)            The sixth and seventh sentences of Section 4.2 are hereby amended by (A) deleting the words “Purchaser Warrants” and replacing in lieu thereof the words “Public Warrants, Sponsor Warrants”; and (B) deleting the word “Purchaser” immediately prior to the word “Units” in each case.

(b)            Section 4.8 is amended by inserting immediately following the words “approval of the Purchaser Shareholder Proposals by the Purchaser Shareholders” the words “, the approval of the Warrant Amendment by the Public Warrantholders,” in clause (e) of such Section.

(c)            The first sentence of Section 4.13 is amended by (i) deleting the words “Purchaser Warrants” and replacing in lieu thereof the words “Public Warrants, Sponsor Warrants” and (ii) deleting the word “Purchaser” immediately prior to the word “Units.”

(d)            Section 4.15(a) is amended by inserting the words “the PIPE Investment and” immediately before “the Additional Equity Financing.”

(e)            Section 4.15(d) is hereby amended and restated in its entirety as follows:

“(d)          Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, and after giving effect to (i) the PIPE Investment, when fully funded in accordance with the Subscription Agreements, (ii) any Additional Equity Financing, if any, and (iii) the Debt Financing, when fully funded in accordance with the Debt Commitment Letter, together with all available amounts in the Trust Account, will provide the Purchaser at the Closing with all funds necessary to pay the Cash Consideration, any amounts paid in connection with the Warrant Amendment and the Transaction Costs that are to be paid at the Closing (such obligations collectively, the “Aggregate Cash Obligations”).”

(f)           Section 4.15(e) is hereby amended and restated in its entirety as follows:

“(e)          To the Knowledge of the Purchaser, on the date of the Amendment, there is no fact or occurrence as of the date hereof that would cause any condition to the funding of the Financing not to be satisfied at or before the Closing, and the Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing contained in the Debt Commitment Letter or Subscription Agreements, in each case, except for the accuracy of the representation and warranties in Article III and the compliance in all material respects by the Sellers and the Acquired Companies of the terms and conditions of this Agreement.”

(g)          Section 4.15 is amended by inserting a new Section 4.15(g) as follows:

“(g)          The Purchaser has made available to the Sellers true, correct and complete copies of the Subscription Agreements. As of the date of the Amendment, the Subscription Agreements (a) are in full force and effect without amendment or modification, (b) are valid, binding and enforceable obligations of the Purchaser (or its applicable Affiliate) and, to the Knowledge of the Purchaser, each other party thereto (except, in any case, as may be limited by Enforceability Exceptions) and (c) have not been withdrawn, terminated or rescinded in any respect. There are no other Contracts between the Purchaser and any PIPE Investor relating to any Subscription Agreement that would reasonably be expected to affect the obligations of the PIPE Investors to contribute to the Purchaser the applicable portion of the PIPE Investment set forth in the Subscription Agreements, and, to the Knowledge of the Purchaser, no facts or circumstances exist that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment not being available to the Purchaser, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any material term or condition of any Subscription Agreement and, as of the date hereof, the Purchaser has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of Closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement as amended) to the obligations of the PIPE Investors to contribute to the Purchaser the applicable portion of the PIPE Investment set forth in the Subscription Agreements on the terms therein.”

6.             Amendments to Article V. Article V of the Agreement is hereby amended or modified as follows:

(a)          The preamble to Section 5.1(c) of the Agreement is hereby amended and restated in its entirety as follows:

“Except (i) as required by Law or pursuant to any Contract in existence as of the date of this Agreement, (ii) as expressly contemplated by this Agreement (as amended by the Amendment, including with respect to the Financing) or as consented to in writing by the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed and it being understood that in the case of any failure to affirmatively deny consent within five (5) Business Days following receipt of a written request from the Purchaser for such consent, that request shall be deemed to be consented to), or (iii) as disclosed in Section 5.1 of the Purchaser Disclosure Schedule, the Purchaser shall not:”

(b)          Section 5.10(a) of the Agreement is hereby amended by inserting immediately after the words “The Purchaser will cause the Proxy Statement to be transmitted to the Purchaser Shareholders” the words “and the Public Warrantholders” in the last sentence of such Section.

(c)           Section 5.10(c) is hereby amended and restated in its entirety as follows:

“(c)          The Purchaser will take, in accordance with applicable Law, NASDAQ rules and the Purchaser Constitutional Documents, all action necessary to call, hold and convene an extraordinary general meeting of the Purchaser (including any permitted adjournment (the “Purchaser Extraordinary General Meeting”) to consider and vote upon the Purchaser Shareholder Proposals and the Warrant Amendment as promptly as practicable after the filing of the Form S-4 and Proxy Statement in definitive form with the SEC and in no event less than fifteen (15) Business Days (“Inside Date”) or more than thirty-five (35) days after the definitive Form S-4 and Proxy Statement is first transmitted to the Purchaser Shareholders and the Public Warrantholders, subject to the adjournment provisions below. Once the Purchaser Extraordinary General Meeting to consider and vote upon the Purchaser Shareholder Proposals and the Warrant Amendment has been called and noticed, except as required by Law, the Purchaser will not postpone or adjourn the Purchaser Extraordinary General Meeting without the consent of the Sellers (which consent will not be unreasonably withheld, conditioned or delayed) other than (1) for the absence of a quorum, or (2) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Purchaser has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated to and reviewed by the Purchaser Shareholders and the Public Warrantholders prior to the Purchaser Extraordinary General Meeting or (3) an adjournment or postponement to solicit additional proxies from the Purchaser Shareholders and the Public Warrantholders to the extent the Purchaser has determined in good faith that such adjournment or postponement is reasonably necessary to obtain the approval of the Required Purchaser Shareholder Proposals and the Warrant Amendment, provided, that in the case of an postponement or adjournment in accordance with clause (1), (2) or (3), above, such postponement or adjournment (i) may be no more than ten (10) Business Days from the original date of the Purchaser Extraordinary General Meeting and (ii) for the avoidance of doubt shall not require the consent of the Sellers. Subject to Section 5.10(d), following delivery of the Form S-4 and Proxy Statement to the Purchaser Shareholders and the Public Warrantholders, the Purchaser will use reasonable best efforts to solicit approval of the Purchaser Shareholder Proposals and the Warrant Amendment by the Purchaser Shareholders and the Public Warrantholders.”

(d)           Section 5.10(d) is hereby amended or modified as follows:

(i)             The first two sentences of such Section are amended and restated in their entirety as follows:

“Subject to this Section 5.10(d), the Purchaser Board will recommend that the Purchaser Shareholders approve the Purchaser Shareholder Proposals and the Public Warrantholders approve the Warrant Amendment (collectively, the “Purchaser Board Recommendation”). Notwithstanding the foregoing, at any time prior to obtaining approval of the Purchaser Shareholder Proposals and the Warrant Amendment, the Purchaser Board may fail to make, amend, change, withdraw, modify, withhold or qualify the Purchaser Board Recommendation (any such action a “Change in Recommendation”) if the Purchaser Board shall have concluded in good faith, after consultation with its outside legal advisors and financial advisors, that a failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law; provided, however, that the Purchaser Board shall not be entitled to exercise its rights to make a Change in Recommendation pursuant to this sentence unless (i) such Change in Recommendation is based upon an Intervening Event and (ii) unless the Purchaser has provided to the Sellers three (3) Business Days’ prior written notice advising the Sellers that the Purchaser Board intends to take such action and specifying the reasons therefor in reasonable detail (the “Notice Period”).”

(ii)              The last sentence of such Section is hereby amended by (i) inserting immediately after the words “for the purposes of voting on the Purchaser Shareholder Proposals” the words “and the Warrant Amendment”; and (ii) and inserting immediately after the words “for the approval of the Purchaser Shareholders” the words “and the Public Warrantholders.”

(e)          Section 5.13 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 5.13      Additional Financing; Subscription Agreements.

(a)            At any time from and after the date of the Amendment, the Purchaser may, at its sole discretion, procure additional equity financing in addition to the PIPE Investment in the form of the issuance and sale of additional Class A Ordinary Shares from Persons and on terms reasonably acceptable to the Sellers (the “Additional Equity Financing”).

(b)            In the event that there is no longer a reasonable expectation that the PIPE Investment will be obtained in accordance with the Subscription Agreements, the Purchaser shall, in consultation with the Sellers, use reasonable best efforts to, as promptly as possible thereafter, obtain a binding commitment for a “term loan B” facility on the terms set forth on Section 5.13 of the Seller Disclosure Letter (such commitment letter, a “Term Loan B Commitment Letter”, and such financing, the “Term Loan B Financing”).

(c)            The Purchaser shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Subscription Agreements without the consent of the Sellers, not to be unreasonably withheld, conditioned or delayed. The Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including using reasonable best efforts to (a) maintain in effect the Subscription Agreements, (b) satisfy in all material respects on a timely basis all conditions and covenants applicable to the Purchaser in the Subscription Agreements and otherwise comply with its obligations thereunder, (c) in the event that all conditions in the Subscription Agreements (other than conditions that the Purchaser or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, cause the PIPE Investors to consummate transactions contemplated by the Subscription Agreements at or immediately prior to Closing and (d) enforce its rights under the Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that the Purchaser or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, including to cause the applicable PIPE Investors to contribute to the Purchaser the applicable portion of the PIPE Investment set forth in the Subscription Agreements. Without limiting the generality of the foregoing, the Purchaser shall give the Sellers, prompt written notice of: (i) any amendment to any Subscription Agreement (together with a copy of such amendment), (ii) actual breach or default by any party to any Subscription Agreement that the Purchaser has Knowledge of; (iii) the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual or claimed withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement and (iv) if the Purchaser does not expect to receive all or any portion of the PIPE Investment on the terms, in the manner or from the sources contemplated by the Subscription Agreements; provided that in no event will the Purchaser be under any obligation to disclose any information pursuant to this Section 5.13(c) that is subject to attorney-client or similar privilege.”

(f)             Section 5.22 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 5.22      Escrowed Sponsor Shares. Immediately following the Closing, the Purchaser, the Purchaser Sponsor and the Purchaser’s transfer agent shall enter into an Escrow Agreement pursuant to which two million (2,000,000) shares of Common Stock (which, for the avoidance of doubt, will be converted at Closing from Class B Ordinary Shares) (the “Escrowed Sponsor Shares”) held by the Purchaser Sponsor shall be held subject to the Escrow Agreement and all share certificates (if any) in respect of the Escrowed Sponsor Shares shall be deposited into an escrow account (the “Sponsor Escrow”) established and maintained by the Purchaser’s transfer agent. The Sponsor Escrow shall also hold all dividends, distribution, or other proceeds as may be paid with respect to the Escrowed Sponsor Shares. Upon the occurrence of a Trigger Event (or in the case of a Trigger Event that is a Change in Control, immediately prior to the consummation of such Change in Control), the Purchaser Sponsor shall cause the Purchaser’s transfer agent to release the Escrowed Sponsor Shares from the Sponsor Escrow to the Purchaser Sponsor or its designee. For so long as the Escrowed Sponsor Shares are held in the Sponsor Escrow, the Purchaser Sponsor shall have the right to vote such shares.”

7.             Amendments to Article VIII. Article VIII of the Agreement is hereby amended or modified as follows:

(a)             Section 8.1(c) of the Agreement is hereby amended by replacing “(2018 Revision)” with “(2020 Revision).”

(b)            Section 8.1(d) of the Agreement is amended and restated in its entirety as follows:

“(d)           Minimum Cash. At the Closing Date, after giving effect to (i) the completion of the Offer and the consummation of all Purchaser Shareholder Redemption Rights in connection therewith; and (ii) all available amounts in the Trust Account, but excluding, for the avoidance of doubt, any proceeds contemplated by the Debt Financing, the PIPE Investment and the Additional Equity Financing, the Purchaser shall have Cash available to pay the Aggregate Cash Obligations in an amount equal to or exceeding $210,000,000.”

8.            Amendments to Section 9.1(b). Section 9.1(b) of the Agreement is hereby amended or modified as follows:

(a)             replacing “(2018 Revision)” with “(2020 Revision)” in Section 9.1(b)(iii); and

(b)             amending and restating Section 9.1(b)(iv) in its entirety as follows:

“(iv)          after giving effect to (A) the Offer and the consummation of all Purchaser Shareholder Redemption Rights in connection therewith; and (B) all available amounts in the Trust Account, but excluding for the avoidance of doubt any proceeds contemplated by the Debt Financing and the completion of the PIPE Investment and any Additional Equity Financing, the Purchaser does not have a sufficient amount of Cash necessary to satisfy the condition set forth in Section 8.1(d).”

9.            Section 10.2(b). Section 10.2(b) of the Agreement is amended by deleting the words “Section 2.6,” from such Section.

10.          Exhibits. Exhibit V attached to the Agreement is hereby deleted and replaced in its entirety with Annex A attached hereto.

11.          Effect of the Amendment. Except as expressly provided in this Amendment, all of the terms and provisions of the Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. On and after the date hereof, each reference in the Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Agreement in any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with, the Agreement, will mean and be a reference to the Agreement as amended by this Amendment.

12.           Miscellaneous.

(a)            This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction).

(b)            The headings in this Amendment are for reference only and shall not affect the interpretation of this Amendment.

(c)            This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

FLAVORS HOLDINGS INC.

By:	/s/ Edward Mammone

	Name:	Edward Mammone

	Title:	Senior Vice President, Controller

MW HOLDINGS I LLC

By:	Flavors Holdings Inc., its sole member

By:	/s/ Edward Mammone

	Name:	Edward Mammone

	Title:	Senior Vice President, Controller

MW HOLDINGS III LLC

By:	Flavors Holdings Inc., its sole member

By:	/s/ Edward Mammone

	Name:	Edward Mammone

	Title:	Senior Vice President, Controller

MAFCO FOREIGN HOLDINGS, INC.

By:	/s/ Marji Gordon Brown

	Name:	Marji Gordon-Brown

	Title:	Associate Tax Counsel

[Signature Page – Amendment No. 1 to Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

ACT II GLOBAL ACQUISITION CORP.

By:	/s/ Ira J. Lamel

	Name:	Ira J. Lamel

	Title:	Chief Financial Officer

[Signature Page – Amendment No. 1 to Purchase Agreement]